UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 000-27876

CUSIP Number 46612K108

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

JDA Software Group, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

14400 N. 87th Street

Address of Principal Executive Office (Street and Number)

Scottsdale, AZ 85260

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

JDA Software Group, Inc. (the “Company”) could not file its quarterly report on Form 10-Q for the period ended March 31, 2012 within the prescribed time period without unreasonable effort and expense as the Company is continuing to address the matters associated with the previously disclosed SEC investigation and pending restatement.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Peter S. Hathaway	(480)	308-3000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Company was unable to timely file its 2011 Annual Report on Form 10-K

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On April 10, 2012, the Company announced that based on the ongoing review of its revenue recognition policies and the application of these policies during the fiscal years 2008 to 2011, the Audit Committee of the Company’s Board of Directors determined that the Company’s annual and quarterly results within such fiscal periods should be restated.

The Company is continuing to quantify and determine the specific adjustments that need to be made to each of the periods affected. Based on the review to date, the Company anticipates making adjustments in software license revenue for certain transactions linked to associated services agreements which should have been recognized when the services agreements were signed, as opposed to at the time that the license agreement was signed. Accordingly, the license revenue will generally be deferred from the quarter originally recognized, into the immediately subsequent quarter, when the services agreement was signed.

Additionally, the Company is continuing to evaluate the following areas:

•

Certain software license contracts recorded in 2009 and 2010 that included a clause protecting customers from discontinued products are being re-evaluated to determine if that language implies a future deliverable. If this determination is made, the Company would generally be required to recognize the revenue associated with these contracts over the initial term of the maintenance contract, which is typically a three year period, instead of up front, as originally recorded.

•

Vendor Specific Objective Evidence (“VSOE”) for Cloud Services in 2008 through 2010 is being re-evaluated to determine if the Company has met the appropriate requirements to recognize associated license revenue up front. If it is determined that these requirements were not met, the license revenue would be recognized over a period of up to three years.

As a result of the Company’s decision to restate its financial statements, it also expects to record miscellaneous adjustments that were identified in prior periods, but not recorded due to the items being immaterial.

JDA Software Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2012	By	/s/ Peter S. Hathaway
Peter S. Hathaway
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).